ProGaming Platforms Corp.
60 Mazeh Street, Apt 12
Tel Aviv 65789
ISRAEL

May 7, 2012

By Fax and Edgar

Mr. Ryan Rohn
Staff Accountant
Securities and Exchange Commission
Fax: 703-813-6981

Re:	ProGaming Platforms Corp. Form 8-K, Item 4.02 Filed March 30, 2012 File No. 333-168527

Dear Mr. Rohn:

ProGaming Platforms Corp. (“ProGaming”) acknowledges receipt of the letter dated April 18, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Form 8-K (the "Amended Form 8-K/A") to include a letter from our independent accountant stating that it agrees with the statements we have made in response to Item 4.02(b).  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that ProGaming is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

1.
Item 4.02(c) of  Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statement you have made in response to Item 4.02(b).  If your independent accountant does not agree with your disclosure, it should explain why not.  Amend you form 8-K to file this letter as an exhibit no later than two business days after you receive it.

Response:  Revised.  We have revised our Form 8-K to include as an exhibit a letter from our independent accountant stating that it agrees with the statements we have made in response to Item 4.02(b).  Please see our Amended Form 8-K/A.

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We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-54-222-9702.

Sincerely, Doron Uziel Chief Financial Officer ProGaming Platforms Corp.

VIA EDGAR